Exhibit 12

Cullen/Frost Bankers, Inc.

Statement Re: Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

	Quarter Ended March 31,		Years Ended December 31,
	2004	2003	2003	2002	2001	2000	1999
Income before income taxes	$48,624	$45,476	$192,540	$180,054	$119,855	$170,012	$151,870
Interest expense, including interest on deposits	12,999	15,614	55,188	76,125	145,019	189,828	150,862
Estimated interest component of net rental expense	972	979	3,834	4,239	4,543	4,393	4,137

Earnings	$62,595	$62,069	$251,562	$260,418	$269,417	$364,233	$306,869

Interest expense, including interest on deposits	$12,999	$15,614	$55,188	$76,125	$145,019	$189,828	$150,862
Estimated interest component of net rental expense	972	979	3,834	4,239	4,543	4,393	4,137

Fixed charges	$13,971	$16,593	$59,022	$80,364	$149,562	$194,221	$154,999

Consolidated Ratio of Earnings to Fixed Charges (including interest on deposits)	4.48	3.74	4.26	3.24	1.80	1.88	1.98

Income before income taxes	$48,624	$45,476	$192,540	$180,054	$119,855	$170,012	$151,870
Interest expense, exlcuding interest on deposits	4,777	4,963	17,782	20,741	26,320	30,970	22,043
Estimated interest component of net rental expense	972	979	3,834	4,239	4,543	4,393	4,137

Earnings	$54,373	$51,418	$214,156	$205,034	$150,718	$205,375	$178,050

Interest expense, excluding interest on deposits	$4,777	$4,963	$17,782	$20,741	$26,320	$30,970	$22,043
Estimated interest component of net rental expense	972	979	3,834	4,239	4,543	4,393	4,137

Fixed charges	$5,749	$5,942	$21,616	$24,980	$30,863	$35,363	$26,180

Consolidated Ratio of Earnings to Fixed Charges (excluding interest on deposits)	9.46	8.65	9.91	8.21	4.88	5.81	6.80